Shareholders Service Group, Inc.

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$	1,942,816
Deposit with clearing organization		100,000
Accounts receivable		2,500
Marketable securities, at market value		41,638
Prepaid expense		99,103
Other assets		34,930
Total assets	$	**2,220,987**

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	26,260
Payable to clearing firms		7,101
Other liabilities		6,250
Total liabilities		39,611
Stockholders' Equity		
Common Stock, $1 par value, 1,000,000 shares authorized		
165,398 shares issued and outstanding		161,375
Additional paid-in capital		290,968
Retained earnings		1,729,033
Total Stockholders' Equity		**2,181,376**
Total liabilities and Stockholders' Equity	$	**2,220,987**

The accompanying notes are an integral part of these financial statements.